July 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tenable Holdings, Inc.

Registration Statement on Form S-1

File No. 333-226002

Acceleration Request

Requested Date:	Wednesday, July 25, 2018
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between July 16, 2018 and July 23, 2018 at 1:00 p.m., Eastern Daylight Time, 5,506 copies of the Preliminary Prospectus of Tenable Holdings, Inc., a Delaware corporation (the “Registrant”), dated July 16, 2018 were distributed.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on July 25, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC
As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
	Name:	Ray Yousefian
	Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
	Name:	Greg Chamberlain
	Title:	Managing Director

cc:

Amit Y. Yoran, President, Chief Executive Officer and Chairman

Stephen A. Vintz, Chief Financial Officer

Stephen A. Riddick, Esq., General Counsel and Corporate Secretary

Tenable Holdings, Inc.

Michael C. Labriola, Esq.

Mark R. Fitzgerald, Esq.

Megan J. Baier, Esq.

Mark G.C. Bass, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Eric Jensen, Esq.

Brian F. Leaf, Esq.

Madison A. Jones, Esq.

Cooley LLP

[Signature Page to Underwriter Acceleration Request]